UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

IPG Photonics Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

44980X109
 (CUSIP Number)

October 22, 2021
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)
* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44980X109
1	NAME OF REPORTING PERSON IP Fibre Devices (UK) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,914,004
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,914,004
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,914,004
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.9% (2)
12	TYPE OF REPORTING PERSON CO

(1)Based on 53,496,953 shares of Common Stock outstanding as of August 3, 2021, as reported in the Issuer’s Form 10-Q for the three months ended June 30, 2021.

Item 1.

(a)    Name of Issuer:

IPG Photonics Corporation

(b)    Address of Issuer’s Principal Executive Offices:

50 Old Webster Road
Oxford, MA 01540

Item 2.

(a)    Name of Person Filing:

        IP Fibre Devices (UK) Ltd.

(b)    Address of Principal Business Office:

        c/o IPG Photonics Corporation
        50 Old Webster Road
        Oxford, MA 01540

(c)    Citizenship

        United Kingdom

(d)    Title of Class of Securities:

        Common Stock, par value $0.0001 per share

(e)    CUSIP Number:

44980X109

Item 3.        If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)    [__]    Broker or dealer registered under Section 15 of the Exchange Act;
(b)    [__]    Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)    [__]    Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)    [__]    Investment company registered under Section 8 of the Investment Company Act;
(e)    [__]    An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)    [__]    An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)    [__]    A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)    [__]    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)    [__]    A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)    [__]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]
Item 4.    Ownership:

(a)    Amount beneficially owned:
6,914,004 shares of Common Stock (1)
(b)    Percent of Class:
Approximately 12.9% (2)
(c)    Number of shares as to which such person has:
(i)    sole power to vote or to direct the vote:
    6,914,004 (1)
(ii)    shared power to vote or to direct the vote:
    0
(iii)    sole power to dispose or to direct the disposition of:
    6,914,004 (1)
(iv)    shared power to dispose or to direct the disposition of:

0
(1)Dr. Eugene A. Scherbakov is the sole managing director of, and has an 8% economic interest in, the Reporting Person. Dr. Scherbakov has voting and investment power with respect to these shares. Dr. Scherbakov disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(2)Based on 53,496,953 shares of Common Stock outstanding as of August 3, 2021, as reported in the Issuer’s Form 10-Q for the three months ended June 30, 2021.
Item 5    Ownership of Five Percent or Less of a Class:

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

        Not applicable.

Item 7    Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

        Not applicable.

Item 8    Identification and Classification of Members of the Group:

        Not applicable.

Item 9    Notice of Dissolution of Group:

        Not applicable.

Item 10    Certification:

        Not applicable.
SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2021

IP Fibre Devices (UK) Ltd.

/s/ Dr. Eugene A. Scherbakov
By: Dr. Eugene A. Scherbakov
Its: Managing Director